Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-126246
Prospectus Supplement No. 3
to Prospectus dated August 29, 2005
17,198,252 Shares
LEAP WIRELESS INTERNATIONAL, INC.
Common Stock

     We are supplementing the prospectus dated August 29, 2005, covering up to 17,198,252 shares of our common stock, par value $0.0001 per share, which may be offered for sale from time to time by the selling stockholders named in the prospectus.
     This prospectus supplement supplements information contained in the prospectus dated August 29, 2005. This prospectus supplement should be read in conjunction with the prospectus dated August 29, 2005, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated August 29, 2005, including any supplements and amendments thereto.
     This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated August 29, 2005, including any amendment or supplement thereto.
     INVESTING IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS DATED AUGUST 29, 2005.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is November 9, 2005.

Leap Reports Results for Third Quarter of 2005
     On November 9, 2005, Leap announced its financial and certain other operational results for the quarter ended September 30, 2005, as set forth below.
     Leap’s total consolidated revenues for the third quarter were $230.5 million, an increase of $23.6 million over the total consolidated revenues of $206.9 million for the third quarter of 2004. Consolidated operating income for the third quarter was $28.6 million, an increase of $26.4 million over consolidated operating income of $2.2 million for the third quarter of 2004. Consolidated net loss for the third quarter totaled $7.6 million, or a loss of $0.13 per diluted share. This compares to consolidated net income in the third quarter of 2004 of $957.3 million, which included $963.2 million of reorganization items, net, reflecting the net impact of fresh-start reporting and other bankruptcy related items.
     The adoption of fresh-start reporting as of July 31, 2004 resulted in material adjustments to the historical carrying values of the Company’s assets and liabilities. As a result, the Company’s post-emergence balance sheets, statements of operations and statements of cash flows are not comparable in many respects to the Company’s financial statements for periods ending prior to the Company’s emergence from Chapter 11.
     Key operational and financial performance measures for the third quarter of 2005 are as follows:
•	Gross customer additions for the quarter were approximately 234,000, an improvement of over 33,000 from the approximately 200,000 gross customer additions for the third quarter of 2004.

•	Reflecting net new customer growth in both Leap’s older markets and in its new market cluster in the Central Valley of California, net customer additions for the quarter were approximately 23,000 compared to a net customer reduction of approximately 8,000 for the third quarter of 2004, bringing total customers at the end of the current period to approximately 1,623,000. The Company’s net customer additions for the third quarter of 2005 exclude the effect of the transfer of approximately 19,000 customers from the Company’s network as a result of the closing of the sale of the Company’s operating markets in Michigan in August 2005.

•	Churn for the quarter was 4.4%, 0.1% lower than the churn rate of 4.5% for the third quarter of 2004.

•	Average revenue per user per month (ARPU) for the third quarter, based on service revenue, was $40.22, an improvement of $3.25 from the ARPU of $36.97 for the third quarter of 2004.

•	Cost per gross customer addition (CPGA) for the third quarter was $142, comparable to the CPGA of $141 reported for the third quarter of 2004.

•	Non-selling cash costs per user per month (CCU) was $19.52 for the third quarter, an increase of $1.14 from the CCU of $18.38 for the third quarter of 2004.

•	Average minutes of use per customer per month (MOU) during the third quarter of 2005 was approximately 1,450, reflecting typical seasonal variations from the MOU data reported for the first two quarters of 2005.

•	Purchases of property and equipment (capital expenditures) for the three months ended September 30, 2005, were $38.7 million, bringing cumulative capital expenditures for 2005 to $82.3 million, excluding prepayments for purchases.
Notes Regarding Non-GAAP Financial Measures
     The information presented in this prospectus supplement and in the financial tables below includes financial information prepared in accordance with generally accepted accounting principles in the U.S., or GAAP, as well as non-GAAP financial measures. Generally, a non-GAAP financial measure, within the meaning of Securities and Exchange Commission (SEC) Item 10 to Regulation S-K, is a numerical measure of a company’s financial performance or cash flows that (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows; or (b) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. As described more fully in the notes to the attached financial tables, management supplements the information provided by financial statement measures with several customer-focused performance metrics that are widely used in the telecommunications industry. CPGA and CCU are non-GAAP financial measures. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP. Reconciliations of non-GAAP financial measures used in this prospectus supplement to the most directly comparable GAAP financial measures can be found in the section entitled “Definition of Terms and Reconciliation of Non-GAAP Financial Measures” included toward the end of this prospectus supplement.
LEAP WIRELESS INTERNATIONAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS(1)
(In Thousands)

	Successor Company
	September 30,	December 31,
	2005	2004
	(Unaudited)
Assets
Cash and cash equivalents	$168,288	$141,141
Short-term investments	223,497	113,083
Restricted cash, cash equivalents and short-term investments	21,588	31,427
Inventories	22,979	25,816
Other current assets	26,282	35,144

Total current assets	462,634	346,611
Property and equipment, net	532,744	575,486
Wireless licenses	829,512	652,653
Assets held for sale	9,756	—
Goodwill	329,619	329,619
Other intangible assets, net	123,617	151,461
Deposits for wireless licenses	—	24,750
Other assets	18,244	9,902

Total assets	$2,306,126	$2,090,482

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$76,185	$91,093
Current maturities of long-term debt	6,111	40,373
Other current liabilities	59,513	71,965

Total current liabilities	141,809	203,431
Long-term debt	589,861	371,355
Other long-term liabilities	83,286	45,846

Total liabilities	814,956	620,632

Minority interest	1,730	—

Commitments and contingencies
Stockholders’ equity:
Preferred stock — authorized 10,000,000 shares; $.0001 par value, no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares; $.0001 par value, 61,160,538 and 60,000,000 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	6	6
Additional paid-in capital	1,511,648	1,478,392
Unearned stock-based compensation	(23,405)	—
Accumulated deficit	(1,016)	(8,629)
Accumulated other comprehensive income	2,207	81

Total stockholders’ equity	1,489,440	1,469,850

Total liabilities and stockholders’ equity	$2,306,126	$2,090,482

LEAP WIRELESS INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)(1)
(UNAUDITED)
(In thousands, except per share data)

			Predecessor
	Successor Company		Company
	Three Months	Two Months	One Month
	Ended	Ended	Ended
	September 30,	September 30,	July 31,
	2005	2004	2004
Revenues:
Service revenues	$193,675	$113,011	$57,375
Equipment revenues	36,852	24,772	11,749

Total revenues	230,527	137,783	69,124

Operating expenses(2):
Cost of service (exclusive of items shown separately below)	(50,304)	(32,873)	(18,161)
Cost of equipment	(49,576)	(31,383)	(12,770)
Selling and marketing	(25,535)	(16,769)	(6,805)
General and administrative	(41,306)	(21,707)	(8,982)
Depreciation and amortization	(49,076)	(29,547)	(26,273)
Impairment of indefinite-lived intangible assets	(689)	—	—

Total operating expenses	(216,486)	(132,279)	(72,991)
Gain on sale of wireless licenses and operating assets	14,593	—	532

Operating income (loss)	28,634	5,504	(3,335)
Interest income	2,991	608	—
Interest expense (contractual interest expense was $22.7 million for the one month ended July 31, 2004)	(6,679)	(5,545)	(464)
Other income (expense), net	2,352	155	303

Income (loss) before reorganization items and income taxes	27,298	722	(3,496)
Reorganization items, net	—	—	963,156

Income before income taxes	27,298	722	959,660
Income taxes	(34,860)	(2,704)	(295)

Net income (loss)	(7,562)	(1,982)	959,365
Other comprehensive income (loss):
Unrealized holding gains (losses) on investments, net	111	(110)	—
Unrealized gains on derivative instruments	3,303	—	—

Comprehensive income (loss)	$(4,148)	$(2,092)	$959,365

Net income (loss) per share:
Basic	$(0.13)	$(0.03)	$16.36

Diluted	$(0.13)	$(0.03)	$16.36

Shares used in per share calculations:
Basic	60,246	60,000	58,631

Diluted	60,246	60,000	58,631

LEAP WIRELESS INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)(1)
(UNAUDITED)
(In thousands, except per share data)

			Predecessor
	Successor Company		Company
	Nine Months	Two Months	Seven Months
	Ended	Ended	Ended
	September 30,	September 30,	July 31,
	2005	2004	2004
Revenues:
Service revenues	$569,360	$113,011	$398,451
Equipment revenues	116,366	24,772	83,196

Total revenues	685,726	137,783	481,647

Operating expenses(2):
Cost of service (exclusive of items shown separately below)	(150,109)	(32,873)	(113,988)
Cost of equipment	(141,553)	(31,383)	(97,160)
Selling and marketing	(73,340)	(16,769)	(51,997)
General and administrative	(119,764)	(21,707)	(81,514)
Depreciation and amortization	(144,461)	(29,547)	(178,120)
Impairment of indefinite-lived intangible assets	(12,043)	—	—

Total operating expenses	(641,270)	(132,279)	(522,779)
Gain on sale of wireless licenses and operating assets	14,593	—	532

Operating income (loss)	59,049	5,504	(40,600)
Interest income	6,070	608	—
Interest expense (contractual interest expense was $156.3 million for the seven months ended July 31, 2004)	(23,368)	(5,545)	(4,195)
Other income (expense), net	1,027	155	(293)

Income (loss) before reorganization items and income taxes	42,778	722	(45,088)
Reorganization items, net	—	—	962,444

Income before income taxes	42,778	722	917,356
Income taxes	(35,165)	(2,704)	(4,166)

Net income (loss)	7,613	(1,982)	913,190
Other comprehensive income (loss):
Unrealized holding gains (losses) on investments, net	130	(110)	—
Unrealized gains on derivative instruments	1,996	—	—

Comprehensive income (loss)	$9,739	$(2,092)	$913,190

Net income (loss) per share:
Basic	$0.13	$(0.03)	$15.58

Diluted	$0.13	$(0.03)	$15.58

Shares used in per share calculations:
Basic	60,093	60,000	58,623

Diluted	60,727	60,000	58,623

LEAP WIRELESS INTERNATIONAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(1)
(UNAUDITED)
(In thousands)

			Predecessor
	Successor Company		Company
	Nine Months	Two Months	Seven Months
	Ended	Ended	Ended
	September 30,	September 30,	July 31,
	2005	2004	2004
Operating activities:
Net cash provided by operating activities	$191,191	$27,045	$120,623

Investing activities:
Purchases of property and equipment	(82,259)	(13,568)	(34,456)
Prepayments for purchases of property and equipment	(1,137)	3,135	1,215
Purchases of and deposits for wireless licenses	(243,987)	—	—
Proceeds from sale of wireless licenses and operating assets	99,050	—	2,000
Purchases of investments	(270,587)	(12,798)	(87,201)
Sales and maturities of investments	158,501	7,300	58,333
Restricted cash, cash equivalents and short-term investments, net	83	11,453	9,810

Net cash used in investing activities	(340,336)	(4,478)	(50,299)

Financing activities:
Proceeds from long-term debt	600,000	—	—
Repayment of long-term debt	(416,757)	(36,727)	—
Payment of debt issuance costs	(6,951)	—	—

Net cash provided by (used in) financing activities	176,292	(36,727)	—

Net increase (decrease) in cash and cash equivalents	27,147	(14,160)	70,324
Cash and cash equivalents at beginning of period	141,141	154,394	84,070

Cash and cash equivalents at end of period	$168,288	$140,234	$154,394

Supplementary disclosure of cash flow information:
Cash paid for interest	$44,951	$8,227	$—
Cash paid for income taxes	280	140	76
Cash provided by (paid for) reorganization activities (included in net cash provided by operating activities):
Payments to Leap Creditor Trust	—	—	(990)
Payments for professional fees	—	—	(7,975)
Cash received from vendor settlements, net of cure amounts paid	—	—	1,984
Interest income	—	—	1,485
Supplementary disclosure of non-cash investing and financing activities:
Issuance of restricted stock awards under stock compensation plan	3,897	—	—

SCHEDULE OF SELECTED OPERATING METRICS
(Unaudited)

	Three Months Ended
	September 30,
	2005	2004
Gross customer additions	233,699	200,315
Net customer additions (losses)(3)	23,298	(7,594)
End of period customers	1,622,526	1,539,770
Weighted average number of customers	1,605,222	1,536,314
Churn(4)	4.4%	4.5%
ARPU(5)	$40.22	$36.97
CPGA(6)	$142	$141
CCU(7)	$19.52	$18.38
Explanatory Notes to Condensed Consolidated Financial Statements (Unaudited)
(1)	In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting as of July 31, 2004. Under fresh-start reporting, a new entity is deemed to be created for financial reporting purposes. Therefore, as used in these condensed consolidated financial statements, the Company is referred to as the “Predecessor Company” for periods on or prior to July 31, 2004 and is referred to as the “Successor Company” for periods after July 31, 2004, after giving effect to the implementation of fresh-start reporting. The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the Plan of Reorganization as well as the adjustments for fresh-start reporting. A summary of the effects of consummation of the Plan of Reorganization and a description of the adjustments to the Predecessor Company’s consolidated balance sheet at July 31, 2004 resulting from the application of fresh-start reporting is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on May 16, 2005.
(2)	The Company recorded $2.7 million and $9.9 million in stock-based compensation expense for the three and nine months ended September 30, 2005, respectively, resulting from granting of restricted common stock and deferred stock units. The total intrinsic value of the deferred stock units of $6.9 million was recorded as stock-based compensation expense during the nine months ended September 30, 2005 because the deferred stock units were immediately vested upon grant. The total intrinsic value of the restricted stock awards as of the measurement dates was recorded as unearned compensation, which is included in stockholders’ equity in the unaudited condensed consolidated balance sheet as of September 30, 2005. The unearned compensation is amortized on a straight-line basis over the maximum vesting period of the awards of either three or five years. For the three and nine months ended September 30, 2005, $2.7 million and $2.9 million, respectively, was recorded in stock-based compensation expense for the amortization of unearned compensation.
     The following table shows the amount of stock-based compensation expense included in operating expenses (allocated to the appropriate line item based on employee classification) in the condensed consolidated statements of operations for the three and nine months ended September 30, 2005 (unaudited) (in thousands):

	Three Months	Nine Months
	Ended	Ended
	September 30, 2005
Stock-based compensation expense included in:
Cost of service	$217	$1,014
Selling and marketing expenses	203	896
General and administrative expenses	2,301	7,941

Total stock-based compensation expense	$2,721	$9,851

(3)	Net customer additions for the three months ended September 30, 2005 exclude the effect of the transfer of approximately 19,000 customers as a result of the closing of the sale of the Company’s operating markets in Michigan in August 2005.
Definition of Terms and Reconciliation of Non-GAAP Financial Measures
The Company utilizes certain financial measures that are calculated based on industry conventions and are not calculated based on GAAP. Certain of these financial measures are considered non-GAAP financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.
(4)	Churn, an industry metric that measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted average number of customers divided by the number of months during the period being measured. As noted above, customers who do not pay their first monthly bill are deducted from our gross customer additions; as a result, these customers are not included in churn. Management uses churn to measure our retention of customers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. In addition, churn provides management with a useful measure to compare our customer turnover activity to that of other wireless communications providers. We believe investors use churn primarily as a tool to track changes in our customer retention over time and to compare our customer retention to that of other wireless communications providers.
(5)	ARPU is an industry metric that measures service revenue divided by the weighted average number of customers, divided by the number of months during the period being measured. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees, affect average revenue per customer, and to forecast future service revenue. In addition, ARPU provides management with a useful measure to compare our subscriber revenue to that of other wireless communications providers. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers.
(6)	CPGA is an industry metric that represents selling and marketing costs, excluding applicable stock-based compensation expense, and the gain or loss on sale of handsets (generally defined as cost of equipment less equipment revenue), excluding costs unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. Costs unrelated to initial customer acquisition include the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. In addition, CPGA provides management with a useful measure to compare our per customer acquisition costs with those of other wireless communications providers. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new customers and to compare our per customer acquisition costs to those of other wireless communications providers.
The following table reconciles total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA. The financial data for the three months ended September 30, 2004 presented below represents the combination of the Predecessor and Successor Companies’ results for that period (unaudited) (in thousands, except gross customer additions and CPGA):

	Three Months Ended
	September 30,
	2005	2004
Selling and marketing expense	$25,535	$23,574
Less stock-based compensation expense included in selling and marketing expense	(203)	—
Plus cost of equipment	49,576	44,153
Less equipment revenue	(36,852)	(36,521)
Less net loss on equipment transactions unrelated to initial customer acquisition	(4,917)	(2,971)

Total costs used in the calculation of CPGA	$33,139	$28,235
Gross customer additions	233,699	200,315

CPGA	$142	$141

(7)	CCU is an industry metric that measures cost of service and general and administrative costs, excluding applicable stock-based compensation expenses, gain or loss on sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers), divided by the weighted average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense. Management uses CCU as a tool to evaluate the non-selling cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-selling cash costs over time, and to help evaluate how changes in our business operations affect non-selling cash costs per customer. In addition, CCU provides management with a useful measure to compare our non-selling cash costs per customer with those of other wireless communications providers. We believe investors use CCU primarily as a tool to track changes in our non-selling cash costs over time and to compare our non-selling cash costs to those of other wireless communications providers.

The following table reconciles total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU. The financial data for the three months ended September 30, 2004 presented below represents the combination of the Predecessor and Successor Companies’ results for that period (unaudited) (in thousands, except weighted-average number of customers and CCU):

	Three Months Ended
	September 30,
	2005	2004
Cost of service	$50,304	$51,034
Plus general and administrative expense	41,306	30,689
Less stock-based compensation expense included in cost of service and general and administrative expense	(2,518)	—
Plus net loss on equipment transactions unrelated to initial customer acquisition	4,917	2,971

Total costs used in the calculation of CCU	$94,009	$84,694
Weighted-average number of customers	1,605,222	1,536,314

CCU	$19.52	$18.38